Exhibit 21.1

Subsidiaries of Entropic Communications, Inc.:

NAME:	JURISDICTION OF INCORPORATION:
RF Magic, Inc.	Delaware
Entropic Communications LLC	Delaware
RF Magic Ltd.	United Kingdom
Entropic Communications Israel Ltd.	Israel
Entropic Communications (Hong Kong) Ltd.	Hong Kong
Entropic Communications (Shenzhen) Co., Limited	China
Entropic Semiconductor (Korea), LLC	South Korea
Entropic Communications Bermuda LP	Bermuda
Entropic Communications Holding B.V.	The Netherlands
Entropic Communications Holding Limited	Hong Kong
Entropic Communications Japan K.K.	Japan